Printera Inc.

ANNUAL REPORT

7930 SW Jack James Dr.
Stuart, FL 34997
2154790148
https://printera3d.com/

This Annual Report is dated March 23, 2026.

BUSINESS

Company Overview

Printera aims to revolutionize the construction industry by leveraging advanced 3D concrete printing technology to produce high-precision architectural elements and construction features. Our innovative approach addresses the challenges of affordability and customization in both residential and commercial construction, offering a cost-effective solution that enhances design freedom and efficiency. By producing elements in a controlled environment, we believe we ensure superior quality, reduce waste, and minimize on-site construction time.

Business Model

Printera's business model focuses on the fabrication and sale of custom 3D-printed concrete elements for diverse construction projects. We target both the residential and commercial construction markets, delivering high-quality, custom-designed components that meet specific client needs. Our revenue streams include direct sales of printed elements, partnerships with construction firms, and ongoing development projects such as affordable housing and commercial facades. We continually expand our production capacity and market reach to capitalize on the growing demand for innovative construction solutions.

Intellectual Property

Printera is committed to advancing its technological edge through robust intellectual property development. We currently have one trademark and multiple trade secrets under refinement for future patent applications. We believe our proprietary post-processing methods and unique printing techniques distinguish us from competitors.

Corporate Structure

Printera Inc. was initially organized as Sailfish Creative LLC, a Florida limited liability company on February 19, 2020. Then the entity underwent a name change on March 16, 2021, to Printed Patios LLC. Then on September 2, 2022, the name was changed to Printed Patio LLC. On November 17, 2023, the company changed names to Printera LLC. Then on July 15, 2024 the LLC was converted to a Florida corporation named Printera Inc.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $410,000.00
Use of proceeds: Operations
Date: May 12, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Revenue

Revenue in 2025 was $255,424 compared to $252015 in 2024. The reason for this increase was primarily due to regular business operations.

Cost of Sales

Cost of sales in 2025 was $90,529 compared to $16,029 in 2022. The reason for this increase was primarily due increased raw materials costs, and greater voume of material consumed for large projects.

Gross Margins

Gross margins in 2025 was 64.6% compared to 81.1% in 2024. The reason for this decrease was primarily due to a bad batch of material we received from our domestic supplier. To mitigate further risk to an upcoming project, we ordered one final shipment from Europe, at significntly greater than average expense.

Expenses

Expenses in 2025 was $265,823 compared to $291,897 in 2024. The reason for this decrease was primarily due to a reduction in general business expenses and insurance.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because past cash flows only accounted for approximately 15% of our capacity in the present state. We have since experienced substantial new project inquiries and our book of business moving forward, adjusting for win probability is substantially more than historical. Past cash was primarily generated through a combination of SAFE investments and Sales. Our goal is to fill our production capacity and expand revenues accordingly This can be achieved with any number of pipeline projects currently in engineering, such as the printing of larger scale architectural projects.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 273589.

Debt

Creditor: Capital One
Outstanding balance: $0.01
Interest rate: 21.49%
Material terms: This is a line of credit. There is $11,000 available.

Creditor: Home Depot
Outstanding balance: $0.01
Interest rate: 19%
Material terms: This is a line of credit. There is $10,000 available.

Creditor: American Express
Outstanding balance: $0.01
Interest rate: 19%
Material terms: This is a line of credit. There is $30,000 available.

Creditor: SAFE Investors
Outstanding balance: $0.01
Interest rate: 7.5%
Material terms: This is a line of credit. There is $25,000 currently available.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Justin D'Angelo

Justin D'Angelo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Executive Officer, Board Member and principal accounting officer
• Dates of Service: April 2021 — Present
• Responsibilities: Justin oversees business development, growth, strategy and operations. He receives an annual salary of $40,000 and owns 45.54% of the company's voting rights.

Other business experience in the past three years:

• Employer: International Market Centers
Title: Agile Scrum delivery lead
Dates of Service: March 2020 — November 2022
Responsibilities: Responsible for agile project deliveries for internal applications. Acted as a team lead and product owner between users and development teams.

Name: Justin Sheinberg

Justin Sheinberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Operating Officer, Board Member
• Dates of Service: November 2023 — Present
• Responsibilities: As COO of Printera, Justin oversees the operations of the facility and robotics, managing research and development, material testing, design optimization, and print/design workflows. With a deep appreciation for biomimicry and advanced skills in algorithmic design and AI, Justin drives Printera's mission to create sustainable, efficient, and aesthetically compelling structures. He receives an annual salary of $40,000.

Other business experience in the past three years:

• Employer: EDSA
Title: Virtual Design and Construction Manager
Dates of Service: September 2019 — August 2022
Responsibilities: Created workflows for modeling in BIM and trained design team on how to model designs using Rhino and Grasshopper.
• Employer: Sinter Form Designs
Title: Founder
Dates of Service: June 2021 — October 2023
Responsibilities: Justin handled all operations, logistics, design, marketing, and communications.

Name: Cody Gatts

 Cody Gatts's current primary role is with Florida Power & Light. Cody Gatts currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Managing Partner, Board Member (Part-Time)
• Dates of Service: July 2021 — Present
• Responsibilities: Cody is managing partner and webmaster. He owns 10.98% of the company's equity.

Other business experience in the past three years:

• Employer: Synergy Consulting
Title: Senior Project Manager
Dates of Service: December 2022 — March 2023
Responsibilities: Cody was a contractor at Florida Power and Light working in their Enterprise Data Program.
• Employer: Florida Power & Light

Title: Agile Leader
Dates of Service: March 2023 — Present
Responsibilities: Cody manages a team that creates business intelligence reports and maintains the capability across the enterprise.

Name: Alexander Cadena

Alexander Cadena's current primary role is with Dental Tecks Inc. Alexander Cadena currently services approximately 10 to 40 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director of Construction Operations, Board Member
• Dates of Service: October 2023 — Present
• Responsibilities: Alex manages project execution and align construction strategies with overall business goals. He focuses on project oversight, efficient operations, quality control, and timely delivery across all construction initiatives. He owns 3.78% of the Company's equity.

Other business experience in the past three years:

• Employer: Master Contractors Inc
Title: Project Manager
Dates of Service: February 2018 — October 2021
Responsibilities: Alexander was responsible for overseeing projects from inception to completion, coordinating with clients, architects, and subcontractors. His role involved planning, budget management, and on-site supervision.
• Employer: Sinter Form Designs
Title: Director of Sales and Business Development
Dates of Service: November 2021 — October 2023
Responsibilities: Alexander led strategic sales outreach initiatives and played a crucial role in supporting the CEO with business operations.
• Employer: Dental Tecks Inc
Title: Dental technician assistant
Dates of Service: November 2021 — Present
Responsibilities: Alexander works with high precision digital scanning, 3d printing and milling for dental projects.

Name: Keith Hill

Keith Hill's current primary role is with Raytheon Technologies. Keith Hill currently services approximately 5 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Advisor, Co-Founder, Board Member (Part-Time)
• Dates of Service: May 2021 — Present
• Responsibilities: Keith advises Printera's leadership on financial and corporate policy and overall strategic guidance. Keith does not receive cash compensation but owns 3.78% of the company's equity.

Other business experience in the past three years:

• Employer: Pratt & Whitney
Title: Corporate Strategy Specialist
Dates of Service: September 2018 — September 2022
Responsibilities: Provide strategic insights and business case analysis for the Aerospace and Defense industry
• Employer: Raytheon Technologies
Title: Strategy Manager
Dates of Service: September 2022 — Present
Responsibilities: Keith provides strategic insights and business case analysis for the Aerospace and Defense industry

---

Name: Justin D'Angelo Sr.

Justin D'Angelo Sr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Advisor, Board Member
• Dates of Service: March 2021 — Present
• Responsibilities: Justin advises the company and also serves on the board of directors. He does not receive cash compensation but owns about 1.3% of the Company's equity.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Preferred Stock
Stockholder Name: Justin D'Angelo
Amount and nature of Beneficial ownership: 4,165,955.6
Percent of class: 40.64%

RELATED PARTY TRANSACTIONS

Name of Person: Immediate Family
Relationship to Company: Family member
Nature / amount of interest in the transaction: This individual is an immediate family member of one of the owners.
Material Terms: The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties
and disclosure of related party transactions. The immediate family of one of the owners
contributed $250,000 towards the startup costs as part of the SAFE investment. This investment
was converted from notes to equity in 2024.

OUR SECURITIES

The Company has authorized Common Stock and Preferred Stock.

Common Stock
• Authorized: 1,092,536
• Outstanding: 0
• Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below for information on the voting proxy included in this offering.
• Material Rights: Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation

Preferred Stock holders will have distribution preference in the event of Liquidation. Please refer to exhibit F for additional information.
Preferred Stock
• Authorized: 9,157,464
• Outstanding: 9,157,464
• Material Rights: Dividend Rights:

▪ Non-Cumulative Dividends: Preferred shareholders shall receive fixed dividends before any dividends are paid to Common shareholders. If the corporation does not declare a dividend in any given year, Preferred shareholders do not have the right to claim those dividends in the future.

▪ Participating Dividends: Preferred shareholders may receive additional dividends based on predetermined conditions, often tied to the dividends received by Common shareholders.

Liquidation Preferences:

▪ Preference Amount: In the event of liquidation, dissolution, or winding up of the company, Preferred shareholders shall be entitled to receive their initial investment back before any assets are distributed to Common shareholders.

▪ Participating Liquidation Preference: After receiving their preference amount, Preferred shareholders shall participate with Common shareholders in the remaining assets on a pro-rata basis.

Conversion Rights:

▪ Optional Conversion: Preferred shareholders shall have the option to convert their shares into a redetermined number of Common shares at any time, at the shareholder's discretion.

▪ Mandatory Conversion: Preferred shares shall automatically convert into Common shares upon certain events, such as a qualified IPO or the approval of a specified majority of Preferred shareholders.

Voting Rights:

▪ Preferred shareholders shall have the right to vote on key corporate actions such as the issuance of new shares, mergers and acquisitions, or amendments to the company's bylaws or Articles of Incorporation.

Redemption Rights:

▪ Optional Redemption: The company shall have the option to redeem the Preferred shares at a predetermined price, typically at a premium over the original issue price.

Anti-Dilution Protection: No special anti-dilution protection shall apply. All shareholders, including Preferred shareholders, shall be subject to equal dilution in future fundraising rounds.

Preemptive Rights: Preferred shareholders shall have the right to purchase additional shares in future rounds of financing to maintain their ownership percentage.

Information Rights: Preferred shareholders shall be entitled to receive regular financial statements, budgets, and other key business updates, which may not be available to Common shareholders.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and

services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have

rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Printera Inc. was formed on February 19, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Printera has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Technology and Market Adoption Risk

Printera's business model hinges on the successful adoption of 3D concrete printing technology within the construction industry. There is a risk that market acceptance may be slower than anticipated due to the industry's traditional nature, potential skepticism towards new technology, or the high initial costs associated with adopting 3D printing methods. Additionally, our technology must comply with varying local and national building regulations, which could delay or complicate deployment. If these factors result in slower market penetration, it could adversely affect our revenue growth and market share. To mitigate these risks, Printera is dedicated to demonstrating the cost-effectiveness, quality, and environmental benefits of our technology through pilot projects, industry partnerships, and continuous innovation to align with regulatory standards.

Liquidity Risk

Given our current cash position and reliance on crowdfunding proceeds, there is a risk that the company may face liquidity issues if the campaign does not meet its target or if we are unable to secure additional financing. This could result in delayed operations, scaling back of projects, or in extreme cases, cessation of business activities.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Printera Inc.
By /s/ *Justin D'Angelo*
Title: CEO

By /s/ *Justin D'Angelo*
Name: Justin D'Angelo
Title: CEO

By /s/ *Justin D'Angelo*
Name: Justin D'Angelo
Title: CEO

Exhibit A
FINANCIAL STATEMENTS

Sean Davis, CPA, PA
29605 US Hwy 19N, Ste 260
Clearwater, FL 33761

Invoice

Date	Invoice #
2/2/2026	105155

Account #

Printera Inc
Justin D'Angelo
7630 SW Jack James Drive
Stuart, FL 34997

Professional fees for services rendered in connection with general accounting and
computer services for the quarter ending December 31, 2025

300.00

Payments due upon receipt.

Total	$300.00
Payments/Credits	$0.00
Balance Due	$300.00

Phone #	Fax #	E-mail
727-785-5228	727-789-3502	sean@seandaviscpa.com

Printera Inc.

Statement of Assets, Liabilities and Equity

As of December 31, 2025

	TOTAL		
	AS OF DEC 31, 2025	AS OF SEP 30, 2025 (PP)	CHANGE
ASSETS			
Current Assets			
Bank Accounts			
MF - Mandatory Savings - 7890	105.00	105.00	0.00
MF Checking -7900	2,160.90	2,160.90	0.00
PNC Checking - 8785	0.00	0.00	0.00
PNC Savings - 8742	0.00	0.00	0.00
Printera Inc. Checking	271,324.06	68,340.36	202,983.70
Total Bank Accounts	**$273,589.96**	**$70,606.26**	**$202,983.70**
Accounts Receivable			
Accounts Receivable (A/R)	0.00	0.00	0.00
Total Accounts Receivable	**$0.00**	**$0.00**	**$0.00**
Other Current Assets			
Loans to partners	0.00	0.00	0.00
Payments to deposit	0.00	0.00	0.00
Security Deposit	6,345.63	6,345.63	0.00
Uncategorized Asset	0.00	0.00	0.00
Total Other Current Assets	**$6,345.63**	**$6,345.63**	**$0.00**
Total Current Assets	**$279,935.59**	**$76,951.89**	**$202,983.70**
Fixed Assets			
Forklift 2	14,000.00	14,000.00	0.00
Tools, machinery, and equipment			
3D Printing Equipment	211,890.00	211,890.00	0.00
Forklift	10,000.00	10,000.00	0.00
Total Tools, machinery, and equipment	**221,890.00**	**221,890.00**	**0.00**
Vehicles			
Trailers	0.00	0.00	0.00
Total Vehicles	**0.00**	**0.00**	**0.00**
zzAccum Depreciation	-226,455.00	-225,501.50	-953.50
Total Fixed Assets	**$9,435.00**	**$10,388.50**	**$ -953.50**
Other Assets			
Member loans	0.00	0.00	0.00
Security deposits	0.00	0.00	0.00
Total Other Assets	**$0.00**	**$0.00**	**$0.00**
TOTAL ASSETS	**$289,370.59**	**$87,340.39**	**$202,030.20**

Printera Inc.

Statement of Assets, Liabilities and Equity

As of December 31, 2025

	TOTAL		
	AS OF DEC 31, 2025	AS OF SEP 30, 2025 (PP)	CHANGE
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
Amex Blue	860.80	31,242.99	-30,382.19
Capital One CC	8,848.80	3,662.36	5,186.44
Home Depot Commercial Account	1,152.89	579.48	573.41
Total Credit Cards	**$10,862.49**	**$35,484.83**	**$ -24,622.34**
Other Current Liabilities			
Direct Deposit Payable	0.00	0.00	0.00
Escrow for C Corporation Shareholders	0.00	0.00	0.00
Florida Department of Revenue Payable	1,044.75	0.00	1,044.75
Georgia Department of Revenue Payable	9,480.80		9,480.80
Out Of Scope Agency Payable	0.00	0.00	0.00
Payroll Liabilities	0.00	0.00	0.00
Federal Taxes (941/943/944)	0.00	0.00	0.00
Federal Unemployment (940)	0.00	0.00	0.00
FL Unemployment Tax	0.00	0.00	0.00
Total Payroll Liabilities	**0.00**	**0.00**	**0.00**
Total Other Current Liabilities	**$10,525.55**	**$0.00**	**$10,525.55**
Total Current Liabilities	**$21,388.04**	**$35,484.83**	**$ -14,096.79**
Long-Term Liabilities			
Loans Payable other	0.00	0.00	0.00
Total Long-Term Liabilities	**$0.00**	**$0.00**	**$0.00**
Total Liabilities	**$21,388.04**	**$35,484.83**	**$ -14,096.79**
Equity			
Common Shareholders Equity	209,445.10	209,445.10	0.00
Member's Equity	0.00	0.00	0.00
Opening balance equity	0.00	0.00	0.00
Partner investments	0.00	0.00	0.00
Preferred Shareholder Equity	272,927.53	72,927.53	200,000.00
Retained Earnings/Capital Accounts	-104,040.63	-104,040.63	0.00
Net Income	-110,349.45	-126,476.44	16,126.99
Total Equity	**$267,982.55**	**$51,855.56**	**$216,126.99**
TOTAL LIABILITIES AND EQUITY	**$289,370.59**	**$87,340.39**	**$202,030.20**

Printera Inc.

Profit and Loss YTD Comparison

October - December, 2025

	TOTAL	
	OCT - DEC, 2025	JAN - DEC 2025 (YTD)
Income		
Sales	275.00	16,725.36
Sales of Product Income		6,513.34
Services	148,199.45	231,076.68
Unapplied Cash Payment Income		2,034.83
xDiscounts given		-926.08
Total Income	**$148,474.45**	**$255,424.13**
Cost of Goods Sold		
Cost of goods sold	38,331.82	38,454.10
Freight in - COGS	6,838.00	15,463.60
Supplies & materials - COGS	3,699.47	36,282.03
Total Cost of goods sold	**48,869.29**	**90,199.73**
Shipping	330.06	330.06
Total Cost of Goods Sold	**$49,199.35**	**$90,529.79**
GROSS PROFIT	**$99,275.10**	**$164,894.34**
Expenses		
Advertising & marketing	448.06	18,271.59
Business licenses		150.00
Commissions & fees	6,197.00	6,197.00
Commissions & fees - Justin D'Angelo		1,300.00
Total Commissions & fees	**6,197.00**	**7,497.00**
Contract labor		
FIVERR		1,688.00
Total Contract labor		**1,688.00**
General business expenses	55.51	2,059.34
Bank fees & service charges	30.00	30.00
Memberships & subscriptions	1,370.14	3,949.95
Total General business expenses	**1,455.65**	**6,039.29**
Insurance	6,034.02	12,641.36
Interest paid		
Credit card interest	105.00	105.00
Total Interest paid	**105.00**	**105.00**
Legal & accounting services		1,405.99
Accounting fees	300.00	2,700.00
Financial Services	1,050.00	3,850.00
Legal fees	750.00	1,750.00
Total Legal & accounting services	**2,100.00**	**9,705.99**
Meals		
Meals with clients	162.98	617.64

Printera Inc.

Profit and Loss YTD Comparison

October - December, 2025

	TOTAL	
	OCT - DEC, 2025	JAN - DEC 2025 (YTD)
Office Food and Snacks	29.79	29.79
Team meals	79.23	872.23
Total Meals	**272.00**	**1,519.66**
Office expenses		
Office supplies	1,765.89	4,921.31
Shipping & postage	365.19	604.69
Small tools & equipment	110.77	1,907.61
Software & apps	554.34	1,061.68
Total Office expenses	**2,796.19**	**8,495.29**
Payroll expenses		
Reimbursements		1,300.00
Taxes	2,314.48	7,898.44
Wages - Justin A D'Angelo	15,127.38	49,104.39
Wages - Justin Sheinberg	15,127.38	48,104.38
Total Payroll expenses	**32,569.24**	**106,407.21**
QuickBooks Payments Fees	273.12	789.82
Rent		
Building & land rent	15,272.49	58,765.91
Rivian	982.29	3,601.73
Total Rent	**16,254.78**	**62,367.64**
Repairs & maintenance	156.00	1,022.49
Supplies		
Supplies & materials	83.46	2,126.81
Total Supplies	**83.46**	**2,126.81**
Taxes paid	9,480.00	10,782.70
Travel		
Conventions	21.30	6,881.85
Hotels	93.24	236.58
Taxis or shared rides		2,125.02
Vehicle rental		120.14
Total Travel	**114.54**	**9,363.59**
Utilities		
Disposal & waste fees	900.00	2,600.00
Electricity	576.03	1,762.31
Internet & TV services	657.90	2,487.40
Total Utilities	**2,133.93**	**6,849.71**
Total Expenses	**$80,472.99**	**$265,823.15**
NET OPERATING INCOME	**$18,802.11**	**$ -100,928.81**

Printera Inc.

Profit and Loss YTD Comparison

October - December, 2025

	TOTAL	
	OCT - DEC, 2025	JAN - DEC 2025 (YTD)
Other Income		
Bank Interest	119.86	440.12
Credit card rewards	591.66	1,324.68
Total Other Income	**$711.52**	**$1,764.80**
Other Expenses		
Depreciation Expense	953.50	3,814.00
Vehicle expenses	1,950.00	4,877.43
Parking & tolls	5.00	388.84
Vehicle gas & fuel	328.69	945.03
Vehicle repairs		1,000.00
Vehicle wash & road services	149.45	160.14
Total Vehicle expenses	**2,433.14**	**7,371.44**
Total Other Expenses	**$3,386.64**	**$11,185.44**
NET OTHER INCOME	$-2,675.12	$-9,420.64
NET INCOME	$16,126.99	$-110,349.45

Printera Inc.

Trial Balance

As of December 31, 2025

	DEBIT	CREDIT
MF - Mandatory Savings - 7890	105.00	
MF Checking -7900	2,160.90	
PNC Checking - 8785	0.00	
PNC Savings - 8742	0.00	
Printera Inc. Checking	271,324.06	
Accounts Receivable (A/R)	8,014.85	
Loans to partners	0.00	
Payments to deposit	0.00	
Security Deposit	6,345.63	
Uncategorized Asset	0.00	
Forklift 2	14,000.00	
Tools, machinery, and equipment:3D Printing Equipment	211,890.00	
Tools, machinery, and equipment:Forklift	10,000.00	
Vehicles	3,601.73	
Vehicles:Trailers	0.00	
zzAccum Depreciation		226,455.00
Member loans	0.00	
Security deposits	0.00	
Accounts Payable (A/P)		0.00
Amex Blue		860.80
Capital One CC		8,848.80
Home Depot Commercial Account		1,121.54
Direct Deposit Payable		0.00
Escrow for C Corporation Shareholders		0.00
Florida Department of Revenue Payable		1,059.80
Georgia Department of Revenue Payable		9,480.80
Out Of Scope Agency Payable		0.00
Payroll Liabilities		0.00
Payroll Liabilities:Federal Taxes (941/943/944)		0.00
Payroll Liabilities:Federal Unemployment (940)		0.00
Payroll Liabilities:FL Unemployment Tax		0.00
Loans Payable other		0.00
Common Shareholders Equity		209,445.10
Member's Equity		0.00
Opening balance equity		31.35
Partner investments		0.00
Preferred Shareholder Equity		272,927.53
Retained Earnings/Capital Accounts	97,558.83	
Sales		16,115.36
Sales of Product Income		9,108.34
Services		236,839.68
Unapplied Cash Payment Income		2,034.83
xDiscounts given	7,156.08	
Cost of goods sold	38,454.10	
Cost of goods sold:Freight in - COGS	15,463.60	

Printera Inc.

Trial Balance

As of December 31, 2025

	DEBIT	CREDIT
Cost of goods sold:Supplies & materials - COGS	36,282.03	
Shipping	330.06	
Advertising & marketing	18,271.59	
Business licenses	150.00	
Commissions & fees	6,197.00	
Commissions & fees:Commissions & fees - Justin D'Angelo	1,300.00	
Contract labor:FIVERR	1,688.00	
General business expenses	2,059.34	
General business expenses:Bank fees & service charges	30.00	
General business expenses:Memberships & subscriptions	3,949.95	
Insurance	12,641.36	
Interest paid:Credit card interest	105.00	
Legal & accounting services	1,405.99	
Legal & accounting services:Accounting fees	2,700.00	
Legal & accounting services:Financial Services	3,850.00	
Legal & accounting services:Legal fees	1,750.00	
Meals:Meals with clients	617.64	
Meals:Office Food and Snacks	29.79	
Meals:Team meals	872.23	
Office expenses:Office supplies	4,921.31	
Office expenses:Shipping & postage	604.69	
Office expenses:Small tools & equipment	1,907.61	
Office expenses:Software & apps	1,061.68	
Payroll expenses:Reimbursements	1,300.00	
Payroll expenses:Taxes	7,898.44	
Payroll expenses:Wages - Justin A D'Angelo	49,104.39	
Payroll expenses:Wages - Justin Sheinberg	48,104.38	
QuickBooks Payments Fees	789.82	
Rent:Building & land rent	58,765.91	
Repairs & maintenance	1,022.49	
Supplies:Supplies & materials	2,126.81	
Taxes paid	10,782.70	
Travel:Conventions	6,881.85	
Travel:Hotels	236.58	
Travel:Taxis or shared rides	2,125.02	
Travel:Vehicle rental	120.14	
Utilities:Disposal & waste fees	2,600.00	
Utilities:Electricity	1,762.31	
Utilities:Internet & TV services	2,487.40	
Bank Interest		440.12
Credit card rewards		1,324.68
Depreciation Expense	3,814.00	
Vehicle expenses	4,877.43	
Vehicle expenses:Parking & tolls	388.84	
Vehicle expenses:Vehicle gas & fuel	945.03	

Printera Inc.

Trial Balance

As of December 31, 2025

	DEBIT	CREDIT
Vehicle expenses:Vehicle repairs	1,000.00	
Vehicle expenses:Vehicle wash & road services	160.14	
TOTAL	**$996,093.73**	**$996,093.73**

Adjusting Journal Entries

Printera Inc.

October 1-December 31, 2025

TRANSACTION DATE	TRANSACTION TYPE	NUM	NAME	MEMO/DESCRIPTION	FULL NAME	DEBIT	CREDIT
3321							
12/31/2025	Journal Entry	2025.12.31		To Record 3rd Qtr Depreciation	zzAccum Depreciation		953.50
12/31/2025	Journal Entry	2025.12.31		To Record 3rd Qtr Depreciation	Depreciation Expense	953.50	
Total for 3321						**$953.50**	**$953.50**
TOTAL						**$953.50**	**$953.50**

	Preferred Stock		Common stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock		-		-	-	-	-
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-		
31-Dec-25	-	$ -	-	$ -	$ -	$ -	$ -
Shares issued for services	-	-		-		-	-
Stock option compensation	-	-	-	-		-	-
Net income (loss)	-	-	-	-	-		-
31-Dec-25	-	$ -	-	$ -	$ -	$ -	$ -
Shares issued for debt conversion	-	-		-		-	-
Shares issued for cash	256,250	200,000		-		-	200,000
Shares issued for services	-	-		-		-	-
Conversion of preferred stock		-		-	-	-	-
Discount on convertible debt	-	-	-	-		-	-
Stock option compensation	-	-	-	-		-	-
Net income (loss)	-	-	-	-	-	(110,349)	(110,349)
31-Dec-25	256,250	$ 200,000	-	$ -	$ -	$ (110,349)	$ 89,651

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

































Cell: Q4
Comment: davidg;
If totals are positive numbers, change to "Retained Earnings"

Cell: S4
Comment: davidg;
If totals are positive, changed to "Stockholders' Equity"

NOTE 1 – NATURE OF OPERATIONS

Printera Inc. was formed on July 11th 2024 ("Inception") in the State of Florida.   The financial statements of Printera inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stuart Fl.

Pritnera Inc. manufactures landscape and architecture features with concrete 3d printing technology. The company's superior layer quality ensures that products are ready for the field with minimal post processing, and can be deployed quickly with minimal waste. 3D printing allows for the creation of complex geometric patterns and forms that would otherwise be cost prohibitive.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of printed products and related services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Printera Inc. is free from long term debt and only maintains regular monthly balances on corporate charge cards. Debt shown on the balance sheet starting 2024 was converted to owners equity with the execution of the Printera LLC SAFE, which was triggered by the Reg CF fundraising round.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

In 2025 Printera Inc entered into an 8 year lease agreement for a new facility in SAnds Commerce Park, Palm City Florida.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,092,000 shares of our common stock with par value of $1.64. As of [12/31/2025] the company has currently issued 47,915 shares of our common stock.

Preferred Stock

We have authorized the issuance of 9,147,464 shares of our common stock with par value of $1.64. As of [12/31/2025] the company has currently issued 9,147,464 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Board of Directors of Printera Inc., dated November 7, 2025, the Board authorized the conversion of 256,250 unsold shares of Common Stock into Preferred Stock and the sale and issuance of such shares to the Purchasers for an aggregate purchase price of Two Hundred Thousand Dollars ($200,000), representing an $8,000,000 valuation and an approximate 2.5% equity interest in the Company on a fully diluted basis

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through march 31, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Justin D'Angelo, the CEO of Printera Inc., hereby certify that the financial statements of Printera inc. and notes thereto for the periods ending 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. Printera Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 12, 2026

Justin D'Angelo (Signature)

CEO (Title)

March 12, 2026 (Date)